

04040916

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Park Place Securities, Inc.	0001299957
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 20, 2004, Series 2004-WCW1	333-115827-01

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED

AUG 2 5 2004

THOMSON
FINANCIAL

SEC MAIL
RECEIVED
AUG 2 3 2004
WASH. DC
PROCESSING
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 20 , 2004

PARK PLACE SECURITIES, INC.

By:

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

[TPW: NYLEGAL:258645.1] 20194-00002 08/16/2004 7:07 PM































































































